500.com Limited

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

April 2, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	500.com Limited
Registration Statement on Form F-1 (File No. 333-194828)
Request for Withdrawal

Dear Madams/Sirs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, 500.com Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-194828), together with all exhibits thereto (the “Registration Statement”). The Company has determined not to conduct the offering of securities as contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company requests that the Commission consent to this request grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

500.com Limited

/s/ Man San Law
Name: Man San Law
Title: Chairman and Chief Executive Officer